[redacted]

25002048

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL	
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69789

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citi Private Alternatives, LLC (Filed as Confidential Information)

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

388 Greenwich Street
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John J. Conway	(212) 816-6092	john.j.conway@citi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – If individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

CITI PRIVATE ALTERNATIVES, LLC

(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Financial Statements and Supplementary Schedules

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5

OATH OR AFFIRMATION

We, the undersigned officers of Citi Private Alternatives, LLC, do hereby affirm that, to the best of our knowledge and belief, the financial report pertaining to the firm of Citi Private Alternatives, LLC, as of December 31, 2024 is true and correct. We further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

RAYSA LAPAIX
NOTARY PUBLIC STATE NEW YORK
REGISTRATION No. 01LA6140445
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES JAN 30, 2026

Notary Public

John J. Conway
Chief Financial Officer

Michael Remak
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of Financial Condition.
- ☐ (b) Notes to Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Notes to Financial Statements.
- ☑ (h) Computation of Net Capital under 17 CFR 240.15c3-1.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital under 17 CFR 240.15c3-1 and the reserve requirements under 17 CFR 240.15c3-3 if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5***
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial statements under 17 CFR 240.17a-5.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.
*** Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, Citi Private Alternatives, LLC is making this filing without a notarization.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Citi Private Alternatives, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Citi Private Alternatives, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §

240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 28, 2025

CITI PRIVATE ALTERNATIVES, LLC
(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Table of Contents

CITI PRIVATE ALTERNATIVES, LLC
(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Financial Condition

December 31, 2024

(Dollars in thousands)

Assets		
Cash and cash equivalents (including $6,900 deposited with affiliate), net of allowance of $13	$	98,829
Fees receivable (including $19,847 from affiliates), net of allowance of $200		44,675
Prepaid expenses		2,069
Total assets	$	145,573
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliates	$	349
Total liabilities		349
Commitments and contingencies (Note 7)		
Member's equity		145,224
Total liabilities and member's equity	$	145,573

See accompanying notes to financial statements.

CITI PRIVATE ALTERNATIVES, LLC

(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Operations

Year ended December 31, 2024

(Dollars in thousands)

Revenues:		
Distribution fees	$	11,699
Placement fees		3,881
Total non-interest revenues		15,580
Interest income		3,930
Total revenues, including interest		19,510
Provisions (credits) for credit losses		(35)
Operating expenses:		
Registration and licensing		2,463
Professional services		494
Operating and administrative expenses		22
Total operating expenses		2,979
Net income	$	16,566

See accompanying notes to financial statements.

CITI PRIVATE ALTERNATIVES, LLC

(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Changes in Member's Equity

Year ended December 31, 2024

(Dollars in thousands)

Balance at December 31, 2023	$	128,658
Net income		16,566
Balance at December 31, 2024	$	145,224

See accompanying notes to financial statements.

CITI PRIVATE ALTERNATIVES, LLC

(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Cash Flows

Year ended December 31, 2024

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	16,566
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Decrease in fees receivable		6,142
Decrease in prepaid expenses		147
Change in allowance for credit losses		(35)
Increase in operating liabilities:		
Increase (decrease) in payable to affiliates		(4,709)
Increase in other liabilities		—
Net cash provided by operating activities		18,111
Cash and cash equivalents at beginning of year		80,731
Cash and cash equivalents at end of year	$	98,842

The following represents the amounts included in cash and cash equivalents at December 31, 2024;

Cash and cash equivalents	$	98,842
Allowance for credit losses on deposits with banks		(13)
Total cash and cash equivalents (including allowance for credit losses)	$	98,829

See accompanying notes to financial statements.

(1) Organization and Principal Business Activities

Citi Private Alternatives, LLC (the Company), formerly, Citi Private Advisory, LLC is a Delaware limited liability company and an indirect, wholly owned subsidiary of Citigroup, Inc. Citicorp Investment Partners, Inc. (the Parent), which is a wholly owned subsidiary of Citigroup, Inc., and is the sole member of the Company. The Company commenced operations in October 2010.

Since January 2017, the Company is registered as a securities broker dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers private placement services to high net worth and ultra-high net worth investors that are clients or prospective clients of Citi Private Bank and accredited investors as that term is defined under Rule 501 of Regulation D.

The accompanying financial statements have been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The significant accounting policies adopted by the Company are as follows:

(a) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

(c) Revenue Recognition

Revenues primarily consist of distribution fees and placement fees.

The Company earns distribution fees from third party fund managers and related party funds primarily based upon either the fund's committed capital or net asset value. Distribution fees based upon committed capital are recognized on trade date when the Company's promised service of distributing fund interest has been performed and consideration is effectively fixed. Distribution fees based on net asset value are recognized over time due to variability in future net asset value of the respective funds.

Placement fees are fixed sales commissions earned from individual investors. Placement fees are

recognized on trade date, when the Company's promised service of placing investors capital has been performed.

The Company is party to various revenue sharing agreements with a number of affiliated entities which are principal to the revenue generating activities of the Company. The Company recognizes revenue for its net share of distribution fees and placement fees earned as an agent on behalf of certain affiliated entities. Accordingly amounts paid by the Company to these affiliates are effectively recorded as reductions to the revenue balances to which they relate.

(d) Fees Receivable

Fees receivable consists of both current and non-current amounts due from related party private investment funds and the manager of such funds. Amounts would be considered non-current if they remain outstanding longer than 30 days. All customers are in good standing and the Company has no history of default related to such fees receivable. Management believes that all fees are substantially collectable.

(e) Income Taxes

The Company is not subject to tax and is a disregarded entity by the taxing authorities, as such, the Company does not separately record tax assets, liabilities, benefits or expenses. The Company's Parent is a legal taxpayer for U.S. income tax purposes pursuant to its tax sharing agreement with Citigroup, Inc. Income taxes (and any associated deferred taxes) on the Company's income due to relevant tax authorities are the responsibility of the Parent.

(f) Related Party Transactions

The Company has related party transactions with certain of its affiliates. These transactions are entered into in the ordinary course of business. See Note 6 to the Financial Statements for details on the Company's related party transactions.

(g) Accounting for Financial Instruments-Credit Losses

The current expected credit losses (CECL) methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, receivables and other financial assets measured at amortized cost at the time the financial asset is originated or acquired. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses.

Accounting Changes

Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, intended to improve reportable segments disclosure requirements primarily through enhanced disclosures about significant segment expenses. The ASU includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments' profit or loss and assets disclosures currently required annually by Topic 280 along with those introduced by the ASU to be reported on an interim basis. The amendments also clarified that public entities are not precluded from reporting additional measures of a segment's profit or loss that are regularly used by the CODM.
The Company adopted the ASU on a retrospective basis for its annual period ended December 31, 2024.

See Note 3 for further details.

Future Accounting Changes

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), to improve the disclosures of expenses by requiring public business entities to provide further disaggregation of relevant expense captions (i.e., employee compensation, depreciation, intangible asset amortization) in a separate note to the financial statements, a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and the total amount of selling expenses and, in an annual reporting period, an entity's definition of selling expenses. The transition method is prospective with the retrospective method permitted, and the ASU will be effective for the Company for its annual period ending December 31, 2027, and interim periods for the interim period beginning January 1, 2028. The Company is currently evaluating the impact on its disclosures.

Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, intended to enhance the transparency and decision usefulness of income tax disclosures. This guidance requires that public business entities disclose on an annual basis a tabular rate reconciliation in eight specific categories disaggregated by nature and for foreign tax effects by jurisdiction that meet a 5% of pretax income multiplied by the applicable statutory tax rate or greater threshold annually. The eight categories include state and local income taxes, net of federal income tax effect; foreign tax effects; enactment of new tax laws or tax credits; effect of cross-border tax laws; valuation allowances; nontaxable items and nondeductible items; and changes in unrecognized tax benefits. Additional disclosures include qualitative description of the state and local jurisdictions that contribute to the majority (greater than 50%) of the effect of the state and local income tax category and explanation of the nature and effect of changes in individual reconciling items. The guidance also requires entities annually to disclose income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes and by jurisdiction identified based on the same 5% quantitative threshold.

The standard is effective for fiscal years beginning after December 15, 2024. The transition method is prospective with the retrospective method permitted. The Company plans to adopt the ASU for the annual reporting period beginning on January 1, 2025, and is currently evaluating the impact of the ASU on disclosures.

(3) Operating Segment

The Company has identified its Chief Executive Officer (CEO) as the CODM. The CODM uses net income as the performance measure to evaluate the results of the business and to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The Company's results are presented on the face of its Statement of Operations and Statement of Financial Condition.

The Company offers private placement services to high net worth investors that are clients or prospective

clients of Citi Private Bank and accredited investors as that term is defined under Rule 501 of Regulation D.

The accounting policies of the reportable operating segment are the same as disclosed in Note 2.

The Company derived 25 percent of its total revenues from Citigroup affiliates in 2024.

(4) Capital Requirements

The Company, as a broker dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 thousand or 2% of aggregate debit items arising from customer transactions. As of December 31, 2024, the Company's net capital of approximately $89.8 million exceeded the minimum requirement by approximately $89.6 million.

(5) Fees Arrangements

The Company's revenues are primarily generated from contracts to provide distribution services to managers of related party private investment funds and placement fees from individual investors. Such services are performed by the Company as an agent on behalf of certain affiliated entities. Accordingly, revenues are presented net of payments made under revenue sharing agreements with affiliates in the Statement of Operations. See Note 6 for details.

The Company recognizes contract assets and receivables when the Company has recognized revenue but not yet collected cash from the customer. The Company's collection of contract assets may be conditional upon affiliated entities of the Company providing services to funds, including investment management services. The Company's contract assets were $25.7 million at January 1, 2024 and $24.0 million at December 31, 2024. Such contract assets are reported as a component of *Fees receivable* on the Statement of Financial Condition. Also recorded in *Fees receivable* on the Statement of Financial Condition are receivables for which only the passage of time is required before payment is due to the Company. Such receivables were $25.4 million and $20.9 million at January 1, 2024 and December 31, 2024, respectively. Contract assets and receivables are reduced by subsequent cash collections from the customer. The Company believes that it will collect substantially all of the amounts recorded as contract assets and receivables.

Distribution Fees

The Company is party to distribution agreements with third party managers and related party private equity and real estate funds under which the Company receives distribution fees. Such fees compensate the Company for distributing interests in such funds and therefore the Company's promised service is complete on the date which interests are distributed to individual investors (i.e. trade date). Fees for distribution services are paid to the Company over time on a quarterly basis over the commitment period and are primarily calculated as a percentage of the capital committed to the fund or as a percentage of the net asset value of the fund. Fees calculated as a percentage of the capital committed to the fund are typically recognized as revenue upfront on trade date when the Company's distribution service under the contract is completed and the amounts are known, in accordance with ASC 606. In 2024 the Company recognized $4.4 million of upfront distribution fees from third party managers and $2.8 million from related party private equity and real estate funds. Fees calculated as a percentage of the net asset value of the fund are typically recognized as revenue over time on a quarterly basis due to future variability of the net asset value of the fund. In 2024 the Company recognized $2.5 million of such variable distribution fees from third party managers, and $2.0 million from related party private equity and real estate funds. Such fees, net of revenue

sharing arrangements with affiliated entities who are principal to the arrangement, are reflected as *Distribution fees* on the Statement of Operations.

Placement Fees
The Company also earns placement fees from individual investors. Such fees compensate the Company for placing the investor with a fund and are paid to the Company on trade date. The Company recognizes such fees as revenue on trade date, when the Company's promised service has been performed in accordance with ASC 606.

In 2024, the Company recognized approximately $3.9 million in such fees, net of the revenue sharing arrangements with affiliated entities, which are reflected as *Placement fees* on the Statement of Operations.

(6) Related Party Transactions
Citicorp Investment Partners, Inc., which is a wholly owned subsidiary of Citigroup, Inc., is the sole member of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and its affiliates.

These transactions include maintenance of cash accounts, distribution services (as agent), payment of licensing fees, and revenue sharing agreements.

Below is a summary of the Company's transactions with other Citigroup Inc. affiliates which are included in the accompanying Statement of Financial Condition and Statement of Operations as of and for the year ended December 31, 2024.

Statement of Financial Condition Items

In thousands of dollars as of December 31, 2024		
Assets:		
Cash and cash equivalents	$	6,900
Fees receivable		19,847
Total assets	$	26,747
Liabilities:		
Payable to affiliates	$	349
Total liabilities	$	349

Statement of Operations Items

In thousands of dollars as of December 31, 2024

		Gross Revenue Received	Revenue Sharing Payments	Net Revenue Recognized
Revenues:				
Distribution fees		9,616	(11,688)	(2,072)
Placement fees		-	(3,881)	(3,881)
Total revenues	$	9,616	(15,569)	(5,953)

In thousands of dollars as of December 31, 2024

Expenses:		
Operating and administrative expenses	$	7
Registration and licensing		2,463
Total expenses	$	2,470

Certain managing directors and employees of Citigroup, Inc., and its affiliates, invest on a discretionary basis in the related party hedge funds, for which the Company earned placement fees. The Company may waive, or adjust such placement fees at its discretion. For the year ended December 31, 2024 the Company waived or modified $0.2 million of placement fees.

The Company is party to various revenue sharing agreements with a number of affiliated entities which are principal to the revenue generating activities of the Company. As an agent in such arrangements amounts paid by the Company to these affiliates are recorded as reductions to the revenue balances to which they relate.

The Company is party to certain administrative services agreements with Citibank North America (CBNA). Pursuant to these agreements the Company pays expenses for operating and administrative services performed by employees of CBNA as representatives of the Company. Pursuant to the agreements, these CBNA employees provide certain distribution, operational due diligence and other administrative and regulatory services. The Company has also paid registration and licensing expenses totaling $2.5 million relating to these CBNA employees. The Company's payable to affiliates relates to cash payments received by the Company which were to be remitted to affiliates of the Company as of December 31, 2024.

(7) Concentration of Credit Risk

Cash is held by CBNA, an affiliate of the Company, and a third party, JPMorgan Chase. Bankruptcy or insolvency of these institutions may cause the Company's rights with respect to the cash to be delayed or limited. The Company does not anticipate any material losses as a result of this concentration.

(8) Commitments and Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. As of December 31, 2024, the Company has no contingency reserves.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2024 that would require recognition or disclosure in these financial statements through February 28, 2025, which is the date these financial statements were available to be issued.

Schedule I

CITI PRIVATE ALTERNATIVES, LLC
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2024
(Dollars in thousands)

Member's equity (from Statement of Financial Condition)	$	145,224
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Receivables from affiliates		—
Cash deposits with affiliates		6,900
Fees receivable		44,675
Prepaid expenses		2,069
Non-allowable assets from Statement of Financial Condition:		53,644
Total deductions and/or charges		53,644
Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)		1,747
Net Capital	$	89,833
Computation of alternative net capital requirement:		
Minimum net capital requirement	$	250
Excess net capital		89,583
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum capital requirement	$	89,533

Statement pursuant to paragraph (d) (4) of Rule 17a-5:
The above computation does not differ materially from the computation included in the Company's unaudited FOCUS Form X-17A-5 Part II filed on January 27, 2025.

See accompanying report of independent registered public accounting firm.

CITI PRIVATE ALTERNATIVES, LLC
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement and distribution of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

CITI PRIVATE ALTERNATIVES, LLC

(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SEC Mail Processing
MAR 0 3 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69789

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citi Private Alternatives, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

388 Greenwich Street
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John J. Conway (Name) (212) 816-6092 (Area Code – Telephone Number) john.j.conway@citi.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – If individual, state last, first, and middle name)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 185 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, the undersigned officers of Citi Private Alternatives, LLC, do hereby affirm that, to the best of our knowledge and belief, the financial report pertaining to the firm of Citi Private Alternatives, LLC, as of December 31, 2024 is true and correct. We further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

RAYSA LAPAIX
NOTARY PUBLIC STATE NEW YORK
REGISTRATION No. 01LA6140445
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES JAN 30, 2026

Notary Public

John J. Conway
Chief Financial Officer

Michael Remak
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of Financial Condition.
- ☐ (b) Notes to Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Notes to Financial Statements.
- ☑ (h) Computation of Net Capital under 17 CFR 240.15c3-1.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital under 17 CFR 240.15c3-1 and the reserve requirements under 17 CFR 240.15c3-3 if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5***
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial statements under 17 CFR 240.17a-5.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

*** Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, Citi Private Alternatives, LLC is making this filing without a notarization.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Citi Private Alternatives, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citi Private Alternatives, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 28, 2025

CITI PRIVATE ALTERNATIVES, LLC
(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Financial Condition

December 31, 2024

(Dollars in thousands)

Assets		
Cash and cash equivalents (including $6,900 deposited with affiliate), net of allowance of $13	$	98,829
Fees receivable (including $19,847 from affiliates), net of allowance of $200		44,675
Prepaid expenses		2,069
Total assets	$	145,573
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliates	$	349
Total liabilities		349
Commitments and contingencies (Note 6)		
Member's equity		145,224
Total liabilities and member's equity	$	145,573

See accompanying notes to the financial statement.

(1) Organization and Principal Business Activities

Citi Private Alternatives, LLC (the Company), formerly, Citi Private Advisory, LLC is a Delaware limited liability company and an indirect, wholly owned subsidiary of Citigroup, Inc. Citicorp Investment Partners, Inc. (the Parent), which is a wholly owned subsidiary of Citigroup, Inc., and is the sole member of the Company. The Company commenced operations in October 2010.

Since January 2017, the Company is registered as a securities broker dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers private placement services to high net worth and ultra-high net worth investors that are clients or prospective clients of Citi Private Bank and accredited investors as that term is defined under Rule 501 of Regulation D.

The accompanying financial statement has been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The significant accounting policies adopted by the Company are as follows:

(a) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

(c) Fees Receivable

Fees receivable consists of both current and non-current amounts due from related party private investment funds and the manager of such funds. Amounts would be considered non-current if they remain outstanding longer than 30 days. All customers are in good standing and the Company has no history of default related to such fees receivable. Management believes that all fees are substantially collectable.

(d) Income Taxes

The Company is not subject to tax and is a disregarded entity by the taxing authorities, as such, the Company does not separately record tax assets, liabilities, benefits or expenses. The Company's Parent is a legal taxpayer for U.S. income tax purposes pursuant to its tax sharing agreement with Citigroup, Inc. Income taxes (and any associated deferred taxes) on the Company's income due to relevant tax

authorities are the responsibility of the Parent.

(e) ***Related Party Transactions***
The Company has related party transactions with certain of its affiliates. These transactions are entered into in the ordinary course of business. See Note 4 for details on the Company's related party transactions.

(f) ***Accounting for Financial Instruments-Credit Losses***
The current expected credit losses (CECL) methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, receivables and other financial assets measured at amortized cost at the time the financial asset is originated or acquired. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses.

Future Accounting Changes

Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, intended to enhance the transparency and decision usefulness of income tax disclosures. This guidance requires that public business entities disclose on an annual basis a tabular rate reconciliation in eight specific categories disaggregated by nature and for foreign tax effects by jurisdiction that meet a 5% of pretax income multiplied by the applicable statutory tax rate or greater threshold annually. The eight categories include state and local income taxes, net of federal income tax effect; foreign tax effects; enactment of new tax laws or tax credits; effect of cross-border tax laws; valuation allowances; nontaxable items and nondeductible items; and changes in unrecognized tax benefits. Additional disclosures include qualitative description of the state and local jurisdictions that contribute to the majority (greater than 50%) of the effect of the state and local income tax category and explanation of the nature and effect of changes in individual reconciling items. The guidance also requires entities annually to disclose income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes and by jurisdiction identified based on the same 5% quantitative threshold.

The standard is effective for fiscal years beginning after December 15, 2024. The transition method is prospective with the retrospective method permitted. The Company plans to adopt the ASU for the annual reporting period beginning on January 1, 2025, and is currently evaluating the impact ***of the ASU*** on disclosures.

(3) Capital Requirements
The Company, as a broker dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 thousand or 2% of aggregate debit items arising from customer transactions. As of December 31, 2024, the Company's net capital of approximately $89.8 million exceeded the minimum requirement by approximately $89.6 million.

(4) Related Party Transactions
Citicorp Investment Partners, Inc., which is a wholly owned subsidiary of Citigroup, Inc., is the sole member of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and its affiliates.

These transactions include maintenance of cash accounts, distribution services (as agent), payment of licensing fees, and revenue sharing agreements.

Below is a summary of the Company's transactions with other Citigroup Inc. affiliates which are included in

the accompanying Statement of Financial Condition as of and for the year ended December 31, 2024.

Statement of Financial Condition Items

In thousands of dollars as of December 31, 2024		
Assets:		
Cash and cash equivalents	$	6,900
Fees receivable		19,847
Total assets	$	26,747
Liabilities:		
Payable to affiliates	$	349
Total liabilities	$	349

(5) Concentration of Credit Risk

Cash is held by CBNA, an affiliate of the Company, and a third party, JPMorgan Chase. Bankruptcy or insolvency of these institutions may cause the Company's rights with respect to the cash to be delayed or limited. The Company does not anticipate any material losses as a result of this concentration.

(6) Commitments and Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. As of December 31, 2024, the Company has no contingency reserves.

(7) Subsequent Events

The Company has evaluated subsequent events through February 28, 2025, which is the date the Statement of Financial Condition and Notes were available to be issued.

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 19,510,287.00
8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 29,265.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-6 or 6A		$ 12,722.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 12,722.00		
	d	Add lines 11a through 11c		$ 12,722.00	
12		**LESSER** of line 10 or 11d.			$ 12,722.00
13	a	Amount from line 8		$ 29,265.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 12,722.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 16,543.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 16,543.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-69789	DEA: FINRA	2024	Dec

MEMBER NAME CITI PRIVATE ALTERNATIVES LLC
MAILING ADDRESS 388 GREENWICH STREET 29TH FLR
NEW YORK, NY 10013

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CITI PRIVATE ALTERNATIVES LLC
(Name of SIPC Member)

Larry Millman
(Authorized Signatory)

2/4/2025
(Date)

larry.millman@citi.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
CITI PRIVATE ALTERNATIVES LLC	8-69789

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 19,510,287.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 19,510,287.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 0.00

KPMG

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 28, 2025

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers
Citi Private Alternatives, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Form (Form SIPC-7)] of Citi Private Alternatives, LLC (the Company) for the year ended December 31, 2024. The Company's management is responsible for its Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of those parties specified in this report and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, and noted no difference;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024.

388 Greenwich Street
New York, NY 10013

citi

Citi Private Alternatives, LLC
Exemption Report

Citi Private Alternatives LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement and distribution of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Remak
Chief Executive Officer

John Conway
Chief Financial Officer

February 28, 2025

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Citi Private Alternatives, LLC:

We have reviewed management's statements, included in the accompanying Citi Private Alternatives, LLC's Exemption Report (the Exemption Report), in which (1) Citi Private Alternatives, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2024 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

New York, New York
February 28, 2025

388 Greenwich Street
New York, NY 10013

citi

SEC Mail Processing
MAR 0 3 2025
Washington, DC

Citi Private Alternatives, LLC
Exemption Report

Citi Private Alternatives LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement and distribution of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Remak
Chief Executive Officer

John Conway
Chief Financial Officer

February 28, 2025